Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated March 27, 2015

(To Preliminary Prospectus, subject to Completion, dated March 27, 2015)

Registration Statement No. 333-201813

Free Writing Prospectus

XBiotech Inc. (“XBiotech”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents XBiotech Inc. has filed with the SEC for more complete information about XBiotech Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or WR Hambrecht + Co will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co toll-free 1-800-673-6476.

On March 27, 2015, W.R. Hambrecht + Co made available on its website a video produced by featuring certain members of the management team and board of directors, proposed initial public offering. A transcript of the video is set forth below. The video can be viewed at www.wrhambrecht.com.

The video contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “believe,” “may,” “would,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, although not all forward-looking statements contain these words. These statements related to future events or XBiotech’s future growth, financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described more fully in XBiotech’s most recent prospectus filed with the SEC, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in the forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by any person that XBiotech will achieve its objectives and plans in any specified timeframe, or at all. The forward-looking statements contained in this video presentation represent estimates and assumptions only as of the date of this video presentation and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this video presentation.

Transcript

XBiotech Inc. Video Transcript

March 27, 2015

Dr. Daniel Vasella, M.D., Board Member: I decided that I would join the board of XBiotech and one may ask, “Well, what were the main reasons for it?” And it’s relatively simple. One is that science and products play a crucial role, and the other is people. I think XBiotech has both working in its favor, and the leadership of John and his experience certainly speak for him, and he has assembled a great team. So I think if you look at the products and the people, it’s very promising.

John Simard, CEO, President, Chairman and Founder: At XBiotech, we’re really about innovation, about ceaseless innovation in every aspect of the drug development process, all towards bringing new and better therapies to patients and reducing the cost and time it takes to get these drugs to market.

Dr. Sushma Shivaswamy, Ph.D., Vice President of Research and Development: I do believe that the strength in R&D at XBiotech is definitely the screening and antibody discovery and we have a very very streamlined procedure.

John Simard, CEO, President, Chairman and Founder: We’re the only company, that I know in the world today, that focuses on identifying antibodies that are produced within the human body, and clone them with high fidelity and reproduce as a product.

Dr. Michael Stecher, M.D., Medical Director: This could be a real game changer in the field of oncology. The traditional oncology medication, you may kill tumor cells, but you’re also killing a lot of the patient’s own cells.

John Simard, CEO, President, Chairman and Founder: The true human antibody is the first therapeutic antibody that is really seamless, in terms of being able to be tolerated by the human immune system without being detected or causing bad side effects like anaphylactic reactions or toxicities.

Dr. Daniel Vasella, M.D., Board Member: The approach, which I think is quite interesting and fascinating is not to look at a pathway and then basically blocking the pathway with a humanized antibody, but to look at people who have developed their own antibody against a condition and then to isolate this antibody to clone, to identify the genes to clone and to produce this antibody, which is the exact copy of what a human being has done and that’s the specific approach taken at XBiotech.

Dr. Daniel Vasella, M.D., Board Member: The products or projects which we’re talking about and the indications which XBiotech does focus on, are very promising in the sense that there are a substantial number of patients in need around the world, be it with infections like staph aureus infections, be it with cancer like colon cancer. There are 150,000 patients alone which have that condition and very often diagnosed late, so the compound could really make a very positive impact there.

John Simard, CEO, President, Chairman and Founder: We wanted to change the way cancer therapy impacted cancer patients and change the cost benefit equation.

Dr. Fabrizio Bonanni, Ph.D, Board Member: You could have decentralized small production facilitates built in a modular fashion, all identical to one another, which is important to guarantee the identical quality of the product made in these different facilities, and in that way you could serve a large number of patients around the world without having to commit hundreds of millions of dollars, or billions of dollars at risk.

Thorpe McKenzie, Board Member: XBiotech has added shareholder value, adding multiple clinical trials, developing in-house manufacturing capability, and meeting budget. It’s been a remarkable journey.

Dr. David J. Combs, PhD., Vice President, Manufacturing: From a manufacturing standpoint, because we try to go for the really simplistic and easy to set up process, we can take that method or that platform and put that anywhere within the world, and we can do it really quickly and really efficiently for a really low capital cost, and that’s really where we see ourselves fitting in worldwide.

Dr. Fabrizio Bonanni, Ph.D, Board Member: Simpler flexible manufacturing, small capital investment, et cetera, will result into significantly low manufacturing cost per gram of protein that is produced, and in my estimation, these are arguably industry best that have been achieved or can be achieved at this point.

John Simard, CEO, President, Chairman and Founder: We’re positioned to bring a drug to market and have multiple drugs in the pipeline on under a $150 million, the average expenditure in the industry is about $6.2 billion. So we’ve taken the big cut out of the legitimate cost of drugs.

Thorpe McKenzie, Board Member: The Company uses, in some cases, off the shelf technology to cut cost and develop better products. XBiotech is that kind of company. When I think of XBiotech, I think about innovation that can mean a world of difference in the way an entire industry operates.

Dr. Daniel Vasella, M.D., Board Member: When one looks at a company, one necessarily has to look at the leader of the company. In this case, John, and what impressed me a lot was the background. He has a lot of experience in several companies in the biotech industry, and he has a way where you can feel how strongly he believes in the compound, in the future, and how much he cares. That is contagious in a company, and it works, and I would say the combination between knowledge and experience with emotional aspects and if that is combined in a good way, that goes a long way.

John Simard, CEO, President, Chairman and Founder: I believe we have over a hundred existing and pending patents in the United States and elsewhere. Our manufacturing process is ready to go and we’re waiting for regulatory approval to launch. With this antibody discovery technology, we can work many different aspects exploiting natural immunity to disease. That natural immunity can be to your own body’s inflammation or it can be infectious agents, and it gives us a really broad range of product potentials. Virtually unlimited.